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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                 ISS GROUP, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)


                                   450306 10 5
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                                 (CUSIP Number)

                              CHRISTOPHER W. KLAUS
                               C/O ISS GROUP, INC.
                          6600 PEACHTREE-DUNWOODY ROAD
                           300 EMBASSY ROW, SUITE 500
                              ATLANTA GEORGIA 30328
                                 (678) 443-6000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 31, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|





                         (Continued on following pages)


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----------------------------------           -----------------------------------
CUSIP NO. 450306 10 5                 13D                     Page 2 of 5 Pages
----------------------------------           -----------------------------------

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    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            CHRISTOPHER W. KLAUS
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [  ]  (b) [  ]
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*
                   OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                              [  ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES OF AMERICA
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                                 7      SOLE VOTING POWER
           NUMBER
             OF
           SHARES
        BENEFICIALLY
          OWNED BY                                                    3,915,276
         REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                                 8      SHARED VOTING POWER
                                                                             0
                              --------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                                                      3,915,276
                              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                                                             0
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           3,915,276
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES*                                                         [  ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      22.6%
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    14      TYPE OF REPORTING PERSON*
                                                            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT



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                                                               Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of ISS Group, Inc, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6600 Peachtree-Dunwoody Road, 300 Embassy Row, Suite 500, Atlanta Georgia 30328.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is Christopher W.
Klaus.

         (b) The business address of Christopher W. Klaus is 6600
Peachtree-Dunwoody Road, 300 Embassy Row, Suite 500, Atlanta Georgia 30328.

         (c) Christopher W. Klaus is the Chief Technology Officer and Secretary and a Director of ISS Group, Inc.

         (d) During the past five years, Christopher W. Klaus has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Christopher W. Klaus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Christopher W. Klaus was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f) Christopher W. Klaus is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In April 1994, Christopher W. Klaus was issued shares of the common stock (the "ISS Common Stock") of Internet Security Systems, Inc., a Georgia corporation ("ISS"), upon its founding, in exchange for the contribution of his intellectual property to ISS. In December 1997, all of the issued and outstanding shares of ISS were exchanged for shares of the Issuer so that ISS became a wholly-owned subsidiary of the Issuer. The Issuer became subject to the reporting requirements of Section 12(b) of the Securities Exchange Act of 1934 upon its initial public offering of Issuer Common stock in March 1998.

ITEM 4.  PURPOSE OF TRANSACTION.

         As described in Item 3 above, this statement relates to Issuer Common Stock acquired by Christopher W. Klaus at the inception of the Issuer's existence. Since his initial acquisition, he has not acquired any additional shares of ISS Common Stock or Issuer Common Stock. He acquired ISS Common Stock (and hence, Issuer Common Stock) for the purpose of contributing his intellectual property to an entity that could further develop and market it.

                                                               Page 4 of 5 Pages


         (a) Christopher W. Klaus has advised the Issuer that he expects to reduce his ownership interest in the Issuer over time, subject to prevailing market and other conditions. He does not, however, have a specific plan as to the timing or amount of such reduction.

         (b) Not applicable.

         (c) Christopher W. Klaus has advised the Issuer that he expects to reduce his ownership interest in the Issuer over time, subject to prevailing market and other conditions. He does not, however, have a specific plan as to the timing or amount of such reduction.

         (d) - (j) Not applicable.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) Christopher W. Klaus is the beneficial owner of 3,915,276 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 22.6% of the issued and outstanding shares of Issuer Common Stock. Christopher W. Klaus has the sole power to vote, direct the vote or dispose of all such 3,915,276 shares. Christopher W. Klaus has shared power to vote, direct the vote or dispose of no additional shares.

         (c) Other than with respect to the Issuer's filing of a Registration Statement on Form S-1 relating to the sale of an aggregate of 2,400,000 shares of Issuer Common Stock (including 800,000 shares of Issuer Common Stock owned by Christopher W. Klaus), Christopher W. Klaus has not effected any transaction in the Issuer Common Stock during the past 60 days.

         (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.



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                                                               Page 5 of 5 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 12, 1999


                                            /s/ Christopher W. Klaus
                                            ------------------------
                                            Christopher W. Klaus